| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-67885 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tangent Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue, 34th Floor (c/o Prelude Capital)
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Monique Romero | (212) 668-8700 | mromero@acisecure.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

| 244 W 54th St., 9th Floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| January 6, 2010 | 3686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Suraj Patel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tangent Capital Partners, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
Fatima Lewis
ID NUMBER
754120-7
COMMISSION EXPIRES
October 17, 2022

Signature: Suraj Rajesh Patel

Title:
CCO

Fatima Lewis
Notary Public

Notarized online using audio-video communication

**This filing** contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# TANGENT CAPITAL PARTNERS, LLC

## FINANCIAL STATEMENT
## AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### FOR THE YEAR ENDED MARCH 31, 2022

**TANGENT CAPITAL PARTNERS, LLC**
**FINANCIAL STATEMENT**
**FOR THE YEAR ENDED MARCH 31, 2022**

**TABLE OF CONTENTS**

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Tangent Capital Partners, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tangent Capital Partners, LLC as of March 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tangent Capital Partners, LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Tangent Capital Partners, LLC's management. Our responsibility is to express an opinion on Tangent Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tangent Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as Company's auditor since 2021.

Ocean, NJ
July 28, 2022

## TANGENT CAPITAL PARTNERS, LLC
### STATEMENT OF FINANCIAL CONDITION
### MARCH 31, 2022

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 333,745 |
| Accounts receivable | 324,472 |
| Prepaid expenses | 18,498 |
| **TOTAL ASSETS** | $ 676,715 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable | $ 47,288 |
| Accrued commissions payable | 310,794 |
| **TOTAL LIABILITIES** | 358,082 |
| **MEMBER'S EQUITY** | 318,633 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 676,715 |

See Accompanying Notes To The Financial Statement

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities.

The liability of the member is limited to its capital account balance with the Company.

The Company primarily generates it's revenue from management fees, consulting fees, incentive fees, commission income and investment banking.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, no allowance for doubtful accounts was deemed necessary at March 31, 2022. The accounts receivable opening balance as of March 31, 2021 was $626,910 and as of March 31, 2022 was $324,472.

### Revenue From Contracts With Customers

***Significant Judgments***

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

***Fees***

Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date since that is when the underlying financial instrument or purchaser is identified, the pricing and significant terms are agreed upon, and the risks and rewards of ownership of the securities have been transferred to or from the customer. Commissions earned are billed to customers at the end of each month.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attributable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Revenue Recognition (continued)

*Fees (continued)*

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

Revenue has been disaggregated on the statement of income by nature of services.

### Income Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The Company's income or loss is reported by the by the single member on its tax return.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

## NOTE 3. COMMITMENTS AND CONTINGENCIES

### Office Lease

The office lease terminated on December 31, 2021. However, the lease agreement stipulates that the Company can lease the office on a month to month basis at $3,775 per month and can be cancelled on a sixty days' prior written notice from one party to the other. Rent expense was $45,300 for the fiscal year.

## NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had net capital of $265,660, which was $241,788 in excess of its required net capital of $23,872. The Company's percentage of aggregate indebtedness to net capital was 135%.

**NOTE 5. CONCENTRATIONS OF CREDIT RISK**

**Cash**

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2022, the amount in excess of insured limits was $83,745.

**NOTE 6. PRIOR PERIOD ADJUSTMENT**

During 2021, the Company discovered that revenue and related expense that was recorded in 2021 should have been recognised in the prior year. The equity as of the beginning of 2021 has been adjusted by $604,800 of revenue and $535,248 of expense.

**NOTE 7. SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through July 25, 2022, the date of the filing of this report.